SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NII HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.25% Convertible Senior Notes due 2023

(Title of Class of Securities)

62913F AM4

(CUSIP Number of Class of Securities)

Shana C. Smith

Vice President, General Counsel and Secretary

NII Holdings, Inc.

1405 S. Fern Street, #93001

Arlington, Virginia 22202

(703) 390-5100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Charles W. Kemp

Williams Mullen

200 South 10th Street

Richmond, Virginia 23219

(804) 420-6929

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$110,832,500	$14,386.06

(1)              Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $103,100,000 aggregate principal amount of NII Holdings, Inc.’s 4.25% Convertible Notes due 2023 are purchased at the tender offer price of $1,075 per $1,000 principal amount of such notes.

(2)              The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                      third-party tender offer subject to Rule 14d-1.

☒                    issuer tender offer subject to Rule 13e-4.

☐                      going-private transaction subject to Rule 13e-3.

☐                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by NII Holdings, Inc., a Delaware corporation (“NII” or the “Company”), and relates to the Company’s offer to purchase (“Tender Offer”), upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated February 5, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), up to $103,100,000 aggregate principal amount of its outstanding 4.25% Convertible Senior Notes due 2023 (the “Notes”), for cash in an amount equal to $1,075 per $1,000 principal amount of notes purchased, plus accrued and unpaid interest from the last interest payment date on the Notes to, but not including, the date of payment for the notes accepted in the Tender Offer.

A copy of the Offer to Purchase is filed with this Schedule TO as Exhibits (a)(1)(A). The Tender Offer will expire at 11:59 p.m., New York City time, on March 4, 2020, or any other date and time to which the Company extends the Tender Offer, unless earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 13 of Schedule TO, including as more specifically set forth below.

Item 1. Summary Term Sheet.

The information in the Offer to Purchase under the heading “Summary” incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is NII Holdings, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1405 S. Fern Street, #93001, Arlington, Virginia 22202; telephone number (703) 390-5100.

(b) Securities. The securities that are the subject of the Tender Offer are the Company’s 4.25% Convertible Senior Notes due 2023. As of February 4, 2020, there were $113.0 million aggregate principal amount of Notes outstanding.

(c) Trading Market and Price. The information in the Offer to Purchase under the heading “Market Price Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. NII is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Purchase under the heading “The Company” is incorporated herein by reference. The names of the directors and executive officers of the Company are set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers” and such information is herein incorporated by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the headings “Summary,” “The Terms of the Tender Offer,” “Certain Considerations,” “Source of Funds” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the heading “Interest of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Company is a party to the following agreement involving the Notes:

•                  Indenture (including form of Note), dated as of August 14, 2018, between the Company and Wilmington Trust, National Association, as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 14, 2018, File No. 001-37488 and incorporated herein by reference).

•                  First Supplemental Indenture, dated as of December 18, 2019, between the Company and Wilmington Trust, National Association, as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on December 18, 2019, File No. 001-37488 and incorporated herein by reference).

A description of the material provisions of the foregoing agreement is set forth in the Form 8-K’s filed on August 14, 2018 and December 18, 2019, respectively, by the Company, which are incorporated herein by reference.

The information in the Offer to Purchase under the headings “Certain Considerations — Treatment of Notes Not Tendered in the Tender Offer” and “The Dealer Manager, The Depositary and The Information Agent” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Offer to Purchase under the heading “The Terms of the Tender Offer — Purpose of the Tender Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information in the Offer to Purchase under the heading “The Terms of the Tender Offer — Payment for Notes” is incorporated herein by reference.

(c) Plans. The information in the Offer to Purchase including in “Certain Considerations — Treatment of Notes Not Tendered in the Tender Offer” and “Source of Funds” (and the documents incorporated by reference therein) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information in the Offer to Purchase under the heading “Source of Funds” is incorporated herein by reference.

(b) Conditions. The information in the Offer to Purchase under the headings “The Terms of the Tender Offer—Conditions to the Tender Offer” and “Certain Considerations—Conditions to the Consummation of the Tender Offer” is incorporated herein by reference.

(d) Borrowed Funds. The information in the Offer to Purchase under the heading “Source of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions. The information in the Offer to Purchase under the heading “Interest of Directors and Executive Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Offer to Purchase under the headings “Summary” and “The Dealer Manager, The Depositary and The Information Agent” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(c) Other Material Information. The information contained in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated February 5, 2020.

(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated February 5, 2020.

(b)	None.

(d)(1)

Indenture (including form of Note), dated as of August 14, 2018, between the Company and Wilmington Trust, National Association, as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 14, 2018, File No. 001-37488 and incorporated herein by reference).

(d)(2)

First Supplemental Indenture, dated as of December 18, 2019, between the Company and Wilmington Trust, National Association, as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on December 18, 2019, File No. 001-37488 and incorporated herein by reference).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2020	NII HOLDINGS, INC.

	By:	/s/ Shana C. Smith
	Name:	Shana C. Smith
	Title:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 5, 2020.

(a)(5)(i)	Press Release announcing the commencement of the Tender Offer, dated February 5, 2020.

(b)	None.

(d)(1)

Indenture (including form of Note), dated as of August 14, 2018, between the Company and Wilmington Trust, National Association, as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 14, 2018, File No. 001-37488 and incorporated herein by reference).

(d)(2)

First Supplemental Indenture, dated as of December 18, 2019, between the Company and Wilmington Trust, National Association, as Trustee, relating to the Notes (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on December 18, 2019, File No. 001-37488 and incorporated herein by reference).

(g)	None.

(h)	None.